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                            August 23, 2022

       Jay Maull
       President, CEO and Chairman
       Gemxx Corp.
       2300 West Sahara Avenue, Suite 800
       Las Vegas, NV 89102

                                                        Re: Gemxx Corp.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed August 10,
2022
                                                            File No. 024-11922

       Dear Mr. Maull:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2022 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed August 10, 2022

       The Company, page 8

   1. We note your response to comment 2 and that your properties are exploration stage properties with no
infrastructure and no current mining operations. In several instances your amended filing
implies that you own or control active mining operations. For example on page 8 of
your filing you state that you are mine to market and own mining assets and control each
stage of production. Additionally you state that you take rough gemstone from your mine
to the world market and control each stage of the supply chain.
                                                        Similar disclosure is
found on pages 10, 15, and F-6. Please revise these
                                                        disclosures to identify
the source of your current gemstone raw materials and to clarify that you are an
exploration stage company with no active mining operations.
 Jay Maull
Gemxx Corp.
August 23, 2022
Page 2
General

2. We note your response to prior comment 3. Please revise your disclosure to reflect your representation that "The work we procure from Hong Kong, China and Thailand is done without contract, as such we are not required to obtain permission from Chinese authorities to solicit services or to offer securities...."

      In addition, we note that you apparently removed from the filing several disclosures relating to China and Hong Kong. For example, at page 17 you removed "from Hong
      Kong" from the suggestion that your finished jewelry "is shipped directly [___] to all customers" and at page 24 you removed "in Hong Kong and China" from "our production facilities [___] continue to meet demand of GEMXX Corporation's Finished Products." To provide proper context, please further revise to disclose the extent to
      which your product is shipped from Hong Kong and China and your services obtained from China and Hong Kong. Quantify the respective percentages in each case to the extent they currently collectively represent the majority (of shipping or production) or did represent the majority in recent periods, such as during the quarterly period ended June
      30, 2022. Similarly, if your previously referenced "discussions with potential customers in Beijing and Shanghai" remain ongoing or have resulted in material agreements, please provide corresponding and updated disclosure. If you removed the suggestion that
      "Mainland China will continue to be a source of [your] growth for years to come" because it no longer reflects your expectations in that regard, please confirm this to us in your letter of response. Otherwise, consider discussing your current expectations regarding the principal anticipated sources of your future growth.
        You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameJay Maull
                                                            Division of
Corporation Finance
Comapany NameGemxx Corp.
                                                            Office of Energy &
Transportation
August 23, 2022 Page 2
cc:       Matthew McMurdo
FirstName LastName